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            January 13, 2023

       Brad Rogers
       Chief Executive Officer
       Red White & Bloom Brands Inc.
       8810 Jane St, 2nd Floor
       Concord, ON Canada L4K 2M9

                                                        Re: Red White & Bloom
Brands Inc.
                                                            20-F filed
September 15, 2021
                                                            File No. 000-55992

       Dear Brad Rogers:

              We issued comments on the above captioned filing on September 21, 2021. On October
       31, 2022, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Sharon Blume, Accounting Branch Chief, at 202-551-3474 with any questions.




            Sincerely,


            Division of Corporation Finance

            Office of Finance